SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras

Marketletter 2Q15

Version 1.0
08/14/2015

Summary

	Page	Conference Call in Portuguese August 17, 2015 2:00 PM (Brasília) 1:00 PM (New York) 6:00 PM (London) Phone: 55 (11) 3137-8030 Password: 9532
Introduction	02
I. Analysis of the Results of the Consolidated Companies	03
II. Analysis of the Results of the Parent Company	13
III. General Information	16
IV. Attachment: Subsidiary Companies Information
		August 17, 2015 Conference Call in English 2:00 PM (Brasília) 1:00 PM (New York) 6:00 PM (London) Telefone: +1 786 837 9597 (+44) 20 3318 3776 (London) Senha: 9532
		invest@eletrobras.com IR Contact: www.eletrobras.com/elb/ri

Rio de Janeiro, August 14, 2015 - Eletrobras (Centrais Elétricas Brasileiras S.A.) (BM&FBOVESPA: ELET3 and ELET6 – NYSE: EBR and EBR-B – LATIBEX: XELTO and XELTB), the largest company in the electricity sector in Latin America, parent company of 13 subsidiaries, operating in the generation, transmission and distribution segments, a participation company named Eletropar, and a 50% interest in the social capital of Itaipu Binational Company, announces its results for the period.

Eletrobras presented, on the first half of 2015 (1H15) an overall consolidated net loss attributed to the controlling in the amount of R$ 103 million as compared to a net income attributed to the controlling in the amount of R$ 925 million in the first half of 2014 (1H14).

In the second quarter of 2015 (2Q15) the Company presented a net loss attributed to the controlling in the amount of R$ 1,358 million as compared to a net income attributed to the controlling in the amount of R$ 1,255 million. These quarter results were influenced mainly due to the new generation and transmission tariffs regarding the assets whose concessions were renewed as per Law 12,783/13 and by certain facts that we hereby highlight:

(i) Compared to the 1Q15 the revenues from supply in the distribution increased 6.8% in the 2Q15, see item I.1.2; (ii) reversal of provisions from onerous contracts in the amount of R$ 80 million in the 2Q15, see item I.4; (iii) recognition of the CVA (Variation Compensation Account of items  of the "Amount A") and other financial components in the amount of R$ 278 million; (iv) Itaipu transfer decreased 112.8% compared to the 1Q15, see item II.3; (v) Increase of 14.1% in the electricity purchased for resale in the 2Q15 compared to the 1Q15; (vi) Fuel fo electricity production increased by 113%, see item I.1;  (vii) Provision for contingencies in the amount of R$ 848 million, see item I.3;  (viii) provision for PCLD (provision for doubtful receivables) of customers and resellers in the amount of R$ 151 million (ix) Debt charges increased 23%, see item I.1.

HIGHLIGHTS OF THE CONSOLIDATED RESULTS OF SECOND QUARTER OF 2015:

•         Net Operational Income – NOI in the amount of R$ 8,227 million;

•         Electricity purchased for resale in the amount of R$ 3,332 million;

~~•~~     Net operating provisions in the amount of R$ 901 million;

•         Net results due to foreign currency exchange rate variations with a negative result in the amount of R$ 99 million; and

•          The EBITDA of the Eletrobras Subsidiary Companies presented a total values of R$ 77 million.

I.             ANALYSIS OF THE CONSOLIDATED RESULTS (R$ million)

R$ Million
1H15	1H14		2Q15	1Q15	2Q14
16,826	13,875	Net Operating Income	8,227	8,599	6,867
-6,254	-3,690	(-) Energy purchased for resale	-3,332	-2,922	-2,013
-872	-768	(-) Usage of the electric grid	-408	-465	-401
-935	-707	(-) Fuel for electricity production	-636	-299	-390
-1,163	-1,143	(-) Construction	-600	-563	-606
7,601	7,567	Gross Results	3,251	4,350	3,457
-4,077	-3,835	(-) Personnel, Material and Services	-2,073	-2,004	-2,108
-206	-231	(-) Remuneration and Reimbursement	-106	-100	-98
-926	-781	(-) Depreciation and amortization	-463	-463	-397
-1,208	-1,907	(-) other expenditures	-630	-578	-907
1,184	813		-21	1,204	-54
36	129	Shareholdings	-5	41	36
-1,228	424	Operating provisions/reversals	-901	-327	83
-09	1,366		-927	918	65
1,013	1,100	Interest income and financial investments	487	526	596
287	195	Monetary Adjustement	95	191	46
242	-223	Foreign currency exchange rate variations	-99	341	-104
-2,251	-1,073	Debt charges	-1,242	-1,009	-492
-19	-60	Charges related to Shareholders Resources	-11	-08	-32
865	371	Remuneration from indemnities – Law 12,783/13	370	495	186
193	-263	Other financial results	137	56	-197
321	1,414		-1,191	1,511	68
-611	-477	Income Tax and Social Contribution	-213	-398	-172
-290	937	Net Income	-1,404	1,114	-104
-188	12	Minority Shareholders	-46	-142	05
-103	925	Net Income attributed to controlling	-1,358	1,255	-109

I.1       Financial Highlights

Main Variations in Results (2Q 2015 x 1Q 2015)

The result of 2Q 2015 decreased 208% when compared to the 1Q 2015, whereas a net loss attributed to the controlling in the amount of R$ 1,358 million was registered in 2Q15 as compared to a net income in the amount of R$ 1,255 million in 1Q15.

Net Operating Income, in the amount of R$ 8,277 million registered in 2Q15 a 4.3% decrease as compared to 1Q15, when it was registered an amount of R$ 8,599 million. Excluding the sales revenues in the spot market (CCEE) and the revenue from construction, the NOI would have shown a decrease of 3.9%, from R$ 7,149 million in the 1Q15 to R$ 6,870 million in the 2Q15. In the analysis by segment, the following highlights as presented:

»     Generation income registered a 6.9% increase, from R$ 5,596 million in 1Q15 to R$ 5,210 million in 2Q15. Such decrease was mainly due to a decrease in the revenue from supply from R$ 3,117 million to R$ 3,006 million; a decrease in the electricity sales within the spot market (CCEE), from R$ 887 million to R$ 757 million, mainly due to a reductions in the PLD (Preço de Liquidação das Diferenças), and a reduction from Itaipu transfer, from a revenue of R$ 121 million to an expense of R$ 16 million influenced by the adjustment of the monetary restatement calculated based on rates of American prices Price Commercial and Industrial Goods.  The total volume of energy sold of Eletrobras companies increased from 60 TWh in 1Q15 to 62 TWh in 2Q15. Construction revenue was registered at its equivalent value as cost of construction.

»     Transmission income showed a 12.1% increase, from R$ 1,119 million in 1Q15 to R$ 1,254 million in 2Q15, influenced by an increase in the revenue from construction which was registered at its equivalent value as cost of construction.

»     Distribution income showed a 6.0% increase from R$ 3,575 million in 1Q15 to R$ 3,789 million in 2Q15. The supply of electricity registered a 6.8% increase from R$ 3,117 million in 1Q15 to R$ 3,328 million in 2Q15, influence, mainly, mainly influenced by the application of tariff flags, with proportional impact on deductions from operating revenue. The recognition of the CVA and other financial components presented a small decrease in the 2Q15, from R$ 282 million in the 1Q15 to R$ 278 million in the 2Q15.  The volume of electricity sold went from 7.1 TWh in 1Q15 to 7.2 TWh in 1Q15. Construction revenue was registered at its equivalent value as cost of construction.

-Electricity purchased for future resale registered a 14.1% increase, from R$ 2,922 million in 1Q15 to R$ 3,332 million in 2Q15.  This result was mainly due to the higher exposure from Furnas due to the reservoir levels, by the GSF, and exposure from Amazonas Energia considering the delay in the interconnection of the transmission lines.

-The Fuel for the production of Electricity item registered a 113.0% increase. In the 1Q15 it registered a net expense in the amount of R$ 299 million, whilst in 2Q15 it registered a net expense in the amount of R$ 636 million due to a decrease in the reimbursement in the subsidiary Eletronorte (Amapá region) and due to changes in the CCC recognition of new methodology and regulatory losses established by the ANEEL 1583/2015 of 05.18.2015, retroactive to January 2015 in the subsidiaries, with significant impact especially in Amazonas Energia.

-Throughout 2Q15 the full amount of the Personnel, Material and Service (PMS) line showed a 3.4% increase from R$ 2,004 million in 1Q15 to R$ 2,073 million in 2Q15.  Personnel decreased by 1.0% from R$ 1,325 million in 1Q15 to R$ 1,312 million in 2Q15. The Third party services increased by 8.5% from R$ 618 million in the 1Q15 to R$ 670 million in 2Q15 and the material line item increased by 47.5% and from R$ 61 million in the 1Q15 to R$ 90 million in the 2Q15, see item I.7. The increase in the Services was influenced mainly by the expenses due to a scheduled shutdown of Angra I.

-The operating provisions went from a provision of R$ 327 million in the 1Q15 to a provision of R$ 901 million in the 2Q15 (see item I.3). In the 2Q15, the operating provision were influenced mainly by provisions for contingencies in the amount of R$ 901 million in the 2Q15 (see item I.3). In the 2Q15, the operating provisions were influenced mainly by the provisions for contingencies in the amount of R$ 848 million highlighting the provision for compulsory loans and adjustments in legal proceedings values from Furnas and Chesf; by the provision to cover doubtful credits of customers and resellers in the amount of

R$ 151 million, influenced mainly by a review in the PCLD criteria of distributors companies. The provision were partially compensated by the reversal on onerous contracts in the amount of R$ 80 million (see item I.4).

-Shareholdings line registered a 113% variation, from an accounting of a positive result in the amount of R$ 41 million in 1Q15 and a negative result in the amount of R$ 5 million in the 2Q15.  The variation was due mainly to the negative results obtained by SPE Madeira Energia S.A (Santo Antonio Hydroelectric Power Plant), ESBR (Jirau Hydroelectric Power Plant). The result of these SPEs is due, fundamentally, to the hydrological exposure and the provision for contingencies due to a discussion with ANEEL on "exclusive responsibility" in delaying the entry into operation of some machines.

-Net Financial Result line registered a net revenue of R$ 593 million in 1Q15 as compared to a net expense of R$ 264 million in 2Q15, which represents a 144% decrease. This variation was mainly due to a negative effect regarding the currency variation, which went from a net revenue of R$ 341 million to an expense of R$ 99 million and due to an increase in debt charges expenses in the 2Q15 in 23%. The increase in debt charges is mainly due to the increase in the indices (SELIC and others) and also the adjustment of the distribution debts with suppliers due to delayed repayments made by the CCC fund or not billed yet.

Main Variations in Results (1H 2015 x 1H 2014)

The result of 1H 2015 decreased 111% when compared to the 1H 2014, whereas a net loss attributed to the controlling in the amount of R$ 103 million was registered in 1H15 as compared to a net income in the amount of R$ 925 million in 1H14. Excluding the result of CELG D, the Company that began to show up in Consolidated Financial Statements of Eletrobras from September 26, 2014, date of the Extraordinary General Meeting which Eletrobras's shareholders approved the acquisition of the control of CELG Distribution SA, the 1H15 result would have shown a reduction of 69% compared to 1H14, presenting a consolidated net income of R$ 100 million in 1H15. For better comparison, the variations of the DRE were also treated considering and excluding the effects of the CELG D consolidation.

»     Net Operating Income, in the amount of R$ 16,826 million registered in 1H15 a 21.3% increase as compared to 1H14, when it was registered an amount of R$ 13,875 million. Excluding the revenues of CELG D, the NOI would have shown an increase of 4.8%, from R$ 13,875 million in the 1H14 to R$ 14,543 million in the 1H15. In the analysis by segment, the following highlights as presented:

»     Generation income registered a 1.6% decrease, from R$ 10,983 million in 1H14 to R$ 10,806 million in 1H15. Such decrease was mainly due to a decrease in the revenue from electricity sales in the spot market (CCEE) which went from R$ 2,718 million to R$ 1,644 million; mainly due to the energy sales by the subsidiaries Furnas and Eletronorte in A-1 Auction in 2014 and the reduction of PLD in 2015. The sales reduction in the CCEE was partially offset by a 10% increase compensated by the supply revenue, which went from R$ 5,558 million to R$ 6,123 million and also by 12% growth in revenues from supply, from R$ 1,666 million to R$ 1,863 million. The total volume of energy sold of Eletrobras companies went from 125 TWh in 1H14 to 122 TWh in 1H15. The Construction revenue has equivalent amount recorded at construction cost.

»     Transmission income showed a 10.6% increase, from R$ 2,145 million in 1H14 to R$ 2,373 million in 1H15, influenced mainly by the 10.5% growth in the revenue from operation and maintenance and growth of 62.1% on the rate of return adjustments. This variation is mainly explained by monetary restatements in the RAP, the entry of new investments. The Construction revenue has equivalent amount recorded as cost of construction.

»     Distribution income showed a 178% increase from R$ 2,649 million in 1H14 to R$ 7,364 million in 1H15. Two aspects influenced the distribution segment revenues in 1H15. The first concerns the impact on the Compensation Account Items for Variations of "Portion A" - CVA, totaling R$ 358 million in the 1H15. The second concerns the incremental revenue of supply in the amount of R$ 3,270 million of CELG D, which was consolidated only from the 4th quarter of 2014. The energy supply increased by 180%, from R$ 2,304 million in 1H14 to R$ 6,446 million in the 1H15. Excluding the revenue from CELG D, the revenue from supply would have been R$ 3,175 million and have grown by 37.8%, influenced mainly by the application of tariff flags, with proportional impact on deductions from operating revenue through increased charges. The volume of energy sold went from 8.4 TWh in 1H14 to 14.3 TWh in 1H15. Excluding CELG D, this amount, in 1S15, would have been 8.5 TWh. Construction revenue was registered at its equivalent value as cost of construction.

-Electricity purchased for future resale registered a 69.5% increase, from R$ 3,690 million in 1H14 to R$ 6,254 million in 1H15.  Excluding the CELG D expenditures with electricity purchased for resale, this increase would have been 28.0% and the amount of R$ 4,725 in 1H15. This result was influenced mainly by the seasonal adjustments made by Eletronorte in 1H14, concentrating purchases in the second half of 2014, and the increase in the volume purchased due to the decontracting of some distributors.

-The Fuel for the production of Electricity line registered a 32% increase. Throughout 1H14 it registered a net expense in the amount of R$ 707 million, whilst in 1H15 it registered a net expense in the amount of R$ 935 million due mainly due to lower reimbursement of CCC, in accordance with Law 12,111 / 99 in subsidiaries Eletronorte and Amazonas Energia in 1H15.

-Throughout 1H15 the full amount of the Personnel, Material and Service (PMS) line showed a 6.3% increase from R$ 3,835 million in 1H14 to R$ 4,077 million in 1H15.  Personnel, material and services line items presented, respectively, an increase of 1.0%, growth of 3.2% and 19.7%. Excluding the expenses from CELG D, the Personnel account shows a decrease of 4.9% from R$ 2,611 million in 1H14 to R$ 2,483 million in the 1H15. The services account decreased 1.9% from R$ 1,077 million in 1H14 to R$ 1,056 million in the 1H15 and the material has decreased by 2.6%, from R$ 147 million in 1H14 to R$ 143 million in the 1H15, see item I.7.

-The operating provisions went from a reversal of R$ 424 million in the 1H14 to a provision of R$ 1,228 million in the 1H15 (see item I.3). In the 1H15, the operating provision were influenced mainly by provisions for contingencies in the amount of R$ 1,101 million, highlighting the provision for the compulsory loans and adjustments in legal proceedings values from Furnas and Chesf; by the provision to cover doubtful credits of customers and resellers in the amount of R$ 253 million, influenced mainly by a review in the PCLD criteria of distributors companies and the consolidation of Celg D. The provision were partially compensated by the reversal on onerous contracts in the amount of R$ 155 million (see item I.4). Excluding the provisions from Celg D, the amount of the operating provisions would have been R$ 1,118 million in 1H15.

-Shareholdings line registered a 72% variation, from an accounting of a positive result in the amount of R$ 129 million in 1H14 and a positive result in the amount of R$ 36 million in the 1H15.  The variation was due mainly to the negative results obtained by SPE Madeira Energia S.A (Santo Antonio Hydroelectric Power Plant), ESBR (Jirau Hydroelectric Power Plant). The result of these SPEs is due, fundamentally, to the hydrological exposure and the provision for contingencies due to a discussion with ANEEL on "exclusive responsibility" in delaying the entry into operation of some machines.

-Net Financial Result line registered a net revenue of R$ 47 million in 1H14 as compared to a net revenue of R$ 330 million in 1H15, which represents a 1,113% increase. This variation was mainly due to a positive effect regarding the currency variation, which went from a net expense of R$ 223 million to a revenue of R$ 242 million and due to an increase in remuneration from indemnities concerning the renewed generation and transmission concessions in accordance with Law 12,783 / 13 (concerning the 1st tranche), which went from R$ 371 million in 1H14 to R$ 865 million in the 1H15, due to monetary adjustment over the amounts not received yet, and the inflation index (IPCA) that adjusts the debtor balance.

I.2 Net Operating Income (NOI)

Throughout 1H15 the Net Operating Income (NOI) registered a 21.3% increase as compared to the 1H14, from R$ 13,875 million to R$ 16,826 million in 1H15.

In the 2Q15 Net Operating Income decreased 4.3% as compared to the previous quarter, from R$ 8,599 million to R$ 8,227 million in the 2Q15. Regarding the 2Q14 the NOI presented an amount of R$ 6,867 million representing a 20% increase.

1S15	1S14	CONSOLIDATED	2Q15	1Q15	2Q14	Variation 2Q15 x 1Q15
		a)Generation
6,123	5,558	Energy Sold	3,006	3,117	3,024	-3.6%
1,863	1,666	Supply	941	922	727	2.1%
1,644	2,718	CCEE	757	887	1,020	-14.6%
917	899	Maintenance and Operation Revenue	462	455	443	1.4%
154	59	Construction Revenue	60	94	37	-36.3%
106	82	Itaipu Transfer (see item II.3.a)	-16	121	63	-112.8%

		b) Transmission
1,313	1,154	Maintenance and Operation Revenue	691	622	578	11.2%
651	739	Construction Revenue	358	294	407	21.8%
409	252	Transmission Return Rate Update	205	204	103	0.6%

		c) Distribution
6,446	2,304	Supply	3,328	3,117	1,289	6.8%
358	345	Construction Revenue	182	176	163	3.8%
561	-	CVA and other financial components	278	282	-	-1.5%

648	456	Other Revenue	309	339	236	-9.1%
21,191	16,233		10,561	10,630	8,088	-0.6%
		Total Revenue

		Operating Income Deduction
-999	-494	Sectorial Charges	-592	-407	-233	45.3%
-1,766	-617	ICMS	-953	-813	-329	17.2%
-1,508	-1,241	PASEP and COFINS	-703	-805	-656	-12.6%
-92	-05	Other Deductions	-86	-06	-04	1433.5%
-4,365	-2,357	Total deductions	-2,335	-2,031	-1,222	15.0%
16,826	13,875	Net Operating Income	8,227	8,599	6,867	-4.3%

Participation of business in relation to Gross Revenues –2015

I.2. Energy sold

I.2.1  Energy Sold in 1H15 - Generation Companies – TWh

In terms of the energy market evolution, the Eletrobras companies during  the 1H2015, sold 122 TWh of energy, as compared to 125 TWh traded in the same period of the previous year, representing a 2.8%

decrease.

*Excludes the energy commercialized in the spot market.

I.2.2 Energy Sold in 2015 – Distribution Companies – Twh

In terms of the energy market evolution, the  Eletrobras Distribution System in 1H2015, sold 14.3 TWh of energy, as compared to 8.4 TWh traded in the same period of the previous year, representing a 36.3% increase.

* The consolidation of CELG D in the Eletrobras Results began in September 2014.

**Considers only the regulated market.

I.3 Operating Provisions

R$ million
	Consolidated
	1H15	1H14	2Q15	1Q15
Guarantees	12	41	13	-1
Contingencies	1,101	210	848	253
PCLD - Customers and Resellers	253	22	151	102
PCLD - Financing and Loans	8	-51	-5	12
Unfunded liabilities in subsidiaries	0	0	0	0
Onerous Contracts	-155	-826	-80	-75
Losses on Investments	48	-271	25	22
Actuarial liability	0	6	0	0
Impairment	0	85	0	0
Adjustment to Market Value	0	111	0	0
Provision/reversal for losses on Financial Asset	0	210	0	0
Provision for losses on Fixed Asset	0	0	0	0
Provision for losses on Environmental Compensation	0	0	0	0
Provision for losses on Financial Asset	0	0	0	0
Others	-37	38	-52	14
	1,228	-424	901	327

Note: Negative values in the table above indicate reversals of provisions.

Provisions for legal liabilities linked to legal proceedings

R$ million

	06/30/2015	12/31/2014
Current
Labor	14	13
Civil	331	19
	345	32
Non-current
Labor	1,008	930
Tax Related	322	237
Civil	7,511	7,783
	8,841	8,950

Total	9,186	8,982

I.4  Onerous Contracts

	R$ million
Consolidated Balance					Amounts due 2015*
	2015	2014	2013	2012	2Q15	1Q15
Transmission
Contract 061/2001	-	-	-	84	-	-
Contract 062/2001	497	608	875	1,407	56	55
Others	17	24	-	-	06	01
	514	632	875	1,491	62	56
Generation
Itaparica	-	-	863	1,019	-	-
Jirau	-	-	712	1,608	-	-
Camaçari	82	91	267	357	05	04
Termonorte II	-	-	-	131	-	-
Funil	124	132	96	83	04	04
Paulo Afonso Complex	-	-	-	34	-	-
Mauá-Klabin	-	-	20	-	-
Coaracy Nunes	30	30	89	21	-	-
Others	225	246	30	378	11	10
	462	500	2,057	3,665	19	19
Distribution
Intangibles		-	295	-	-	-
TOTAL	976	1,132	3,228	5,156	80	75

*The table considers an increase in the amount of R$ 50 million from the onerous contract of the Amazonas Energia intangibles that does not show in the Company results.

I.5 CONSOLIDATED EBITDA

			R$ million
EBITDA	1H15	1H14	(%)
Results of the period	-290	937	-131%
+ Provision Income Tax and Social Contribution	611	477	28%
+ Financial Result	-330	-47	-595%
+ Depreciation and Amortization	926	781	19%
=EBITDA	917	2,147	-57%

I.5.EBITDA of Subsidiaries Companies*

Throughout the 2Q15 the sum of the EBITDA of the Eletrobras Subsidiary Companies registered a negative amount of R$ 77 million which represents a 104% decrease, as compared to the EBITDA of R$ 1,806 million registered in the 1H15. Throughout the 1H15 the EBITDA of the Eletrobras Subsidiary Companies summed a total of R$ 1,729 million representing a 43% decrease as compared to the EBITDA of R$ 3,017 million in the 1H14.

EBITDA R$ Million
Company	1H15	1H14%		2Q15	1Q15	(%)
Eletronorte	593	1,023	-42%	176	417	-58%
Chesf	99	-39	-351%	-24	123	-120%
Furnas	742	1,888	-61%	58	684	-92%
Eletronuclear	297	-138	-316%	117	180	-35%
Eletrosul	-21	418	-105%	-195	174	-212%
CGTEE	-89	-139	-36%	-25	-64	-61%
Subtotal	1,621	3,013	-46%	108	1,513	-93%
Distribution Companies	107	4	2,784%	-186	293	-163%
Total	1,729	3,017	-43%	-77	1,806	-104%

EBITDA MARGIN R$ million
Company	1H15	1H14%		2Q15	1Q15	(%)
Eletronorte	19.36%	34.81%	-15.46	10.65%	29.60%	-18.95
Chesf	5.42%	-2.28%	7.70	-2.66%	13.40%	-16.06
Furnas	24.82%	59.25%	-34.43	4.38%	40.90%	-36.52
Eletronuclear	30.56%	-14.27%	44.84	13.04%	140.90%	-127.86
Eletrosul	-2.72%	83.62%	-86.34	-30.25%	240.90%	-271.15
CGTEE	-50.87%	-87.43%	36.56	-45.36%	-53.40%	8.04
Subtotal	16.55%	31.78%	-15.23	2.25%	30.30%	-28.05
Distribution Companies	1.71%	0.11%	1.60	-5.95%	9.30%	-15.25
Total	10.76%	23.48%	-12.72	-0.98%	22.10%	-23.08

EBITDA = Net income plus income taxes over profits minus net financial expenses Financial income and depreciation, amortization and depletion, as determined by CVM Instruction 527/12.

p.p = percentage points

* Source: Financial statements for consolidation

I.6 NET DEBT

	R$ million
Net Debt	1H15	2014*
Financing payble excluding (RGR)	37,453	32,877
(-)Cash and cahs equivalents + Marketable Securites	8,536	5,362
(-)Financing receivable excluding (RGR)	12,828	12,093
(-) Itaipu receivables**	2,939	3,654
Net Debt	13,150	11,769

*Restated considering new methodology.

 **This value corresponds to the amount reimbursed to Eletrobras due to the acquisition and commercialization of all energy resources belong to Brazil, generated by Itaipu Binational, under the Treat signed on 26 April 1973 between Brazil and Paraguay.

I.7. Personnel, material and service

		R$ million
	1H15	1H15*	1H14	(%) Excluding Celg D	(%) Consdiering Celg D	2Q15	1Q15	(%)
Personnel	2,637	2,483	2,611	-4.9%	1.0%	1,312	1,325	-1.0%
Material	152	143	147	-2.6%	3.2%	90	61	48.2%
Services	1,288	1,056	1,077	-1.9%	19.7%	670	618	8.5%

* The consolidation of CELG D was of September 2014. For comparison purposes, the personnel, material and services expenses were excluded from CELG D.

II. Analysis of the Results of the Parent Company

Evolution Of The Results - R$ Million

Note: The analysis of the results of the subsidiary companies can be found in the Annex.

II.1.Eletrobras Shareholdings

Throughout the 1H15 the result regarding shareholdings had a positive impact  in Eletrobras overall results in the amount of R$ 625 million, which represents a 71% variation as compared to the positive amount of R$ 2,122 million registered in 1H14, due mainly to a worsening result in the equity equivalence of the subsidiary companies.

The recognition of the results obtained by the companies invested by Eletrobras made a negative impact on the 2Q15 results in the amount of R$ 347 million due to the valuation of shareholding investments mainly due to the result of the equity equivalence of the subsidiaries companies, as shown below:

				R$ million
	Parent Company
	2Q15	1Q15	1H15	1H14
Investments in subsidiary companies
Equity Equivalence	-523	924	401	1,950

Investments in affiliated
Interest on Equity
Equity Equivalence	75	34	110	56

Other investiments
Interest on Equity	02	-	02	08
Dividends	32	04	36	46
Remuneration of Investments in Partnerships	4	07	10	12
Capital Income - ITAIPU	64	03	66	49
	101	13	114	115

Total	-347	972	625	2,121

II.2.Financial Results

Along the 1H15, Financial Results positively impacted the overall results of the Parent Company in the amount of R$ 1,678 million, as compared to the amount of R$ 834 million in the 1H14. This variation is primarily explained by the currency variation.

Throughout the 2Q15, Financial Results positively impacted the overall results of the Parent Company in the amount of R$ 436 million, as shown in table below:

FINANCIAL RESULT				R$ million
	2Q15	1Q15	1H15	1H14
Financial Revenues
Interest income, commissions and fees	712	695	1,407	1,089
Income from financial investments	82	136	218	225
Arrears surcharge on electricity	80	47	126	19
Monetary adjustments	248	336	584	387
Foreign currency exchange rate variations	-135	659	524	-209
Other Financial revenues	48	16	64	74

Financial Expenses
Debt Charges	-580	-550	-1,130	-670
Charges on Leasing Contracts	-	-	-	-
Charges on shareholders' funds	-08	-05	-13	-45
Other Financial Expenses	-12	-89	-100	-36
Total	436	1,243	1,678	834

*Reviewed.

The main indexes of the loans and transfer agreements showed the following variations in the period:

Evolution of the IGP-M Index and the Dollar (%)

	2Q15	1Q15	1H15
US Dollar	-3.29%	20.77%	16.81%
IGPM index	2.27%	2.02%	5.05%

	2Q15	1Q15	1H15
US Dollar	-2.67%	-3.40%	-5.98%
IGPM index	-0.10%	2.55%	2.45%

II.3.  Sale of electricity of Parent Company

FINANCIAL RESULT - ITAIPU			R$ million
	2Q15	1Q15	1H15
Energy sales Itaipu + CCEE Contract	3,638	3,322	6,960
Revenue from Right to Reimbursement(1)	- 306	57	-250
Others	48	48	96
Total Revenue	3,380	3,426	6,806

Energy purchased Itaipu + CCEE Contract	- 2,633	-2,232	- 4,865
Expense from Reimbursement Obligations (2)	198	-37	161
Itaipu transfers	- 837	-1,316	- 2,153
Others	- 123	279	156
Total Expenses	- 3,395	-3,305	- 6,700

Net Op. Income - Tranfers from Itaipu	-16	121	106

ITAIPU RESULTS (prices index)
	2Q15	1Q15	1H15
Lawful Rights (RR) (1)	-306	57	-250
+ Foreign Currency Exch. Rate Results	219	1.136	917
Result from Right to Reimbursements (RR)	-525	1.193	668
Obligation Expenditures (2)	- 198	37	-161
+ Foreign Currency Exch. Rate Results	141	733	592
Result from Reimbursement Obligations (OR)	-339	770	431
Balance: RR - OR	-186	423	237

Itaipu Binational

a.1 Financial Asset Itaipu Binacional

The balance resulting from the adjustment factor from Itaipu Binational, shown on Financial Asset at the Non-Current Assets amounted to R$ 6,136 million on June 30, 2015, equivalent to US$ 1,978 million (December 31st , 2014 – R$ 5,469 million, equivalent to US$ 2,059 million), of which R$ 4,339 million, equivalent to US$ 1,399 million shall be transferred to the National Treasury until year 2023 represented by reimbursement obligations, as a result of a credit transaction which took place between the Company and the National Treasury in 1999. Such amounts will be realized through its inclusion in the sales tariff to be practiced until 2023.

a.2 Commercialization of Electric Energy– PROINFA

Trading electricity within the PROINFA registered a negative net result in the period ended on the first half of 2015 in the amount of R$ 19 million (June 30, 2014 by R$ 307 million), producing no effect on net income of the company.  This value is included under the Reimbursement Obligations. The balance of resellers consumers line registered the amount R$ 452 million of PROINFA related to the Parent Company (December 31st, 2014 – R$ 573 million).

III.  Eletrobras Information

Portfolio of Loans Receivable and Payable

Financing and Loans Granted

The financing and loans granted are determined on the company's own funds, as well as sectoral and external resources funds raised through international development agencies, financial institutions and resulting from the issuance of bonds in the international financial market.

All financing and loans are supported by formal agreements with the borrowers. The receivables of these values, in most cases, are planned in monthly installments, repayable in an average term of 10 years and the average interest rate, weighted by the portfolio balance, of 7.92% per year.

Financing and loans granted, with foreign currency exchange rate variation clauses, represent approximately 40% of the total portfolio of the Company (38% on December 31st, 2014). The remainder that predict adjustment based on indexes that represent the level of domestic prices in Brazil reach 59% of the portfolio balance (62% on December 31st,  2014).

The market value of these assets are equivalent to their accounting value, since they are industry specific operations and formed, in part, by resources from Sector Funds that don’t have comparable parameters with other loans.

The increase in the balance of receivables loans in the quarter is mainly due to the foreign exchange variation on the loans granted to Itaipu, due to the appreciation of the dollar against the Brazilian real when compared to the closing prices of June 2015 and December 2014.

The long-term portion of loans and financing granted from regular and Sector Funds, including transfers based on the contractual expected cash flows shall mature in variable amounts as shown below:

R$ million
	2016	2017	2018	2019	2020	Beyond 2020	Total
Parent company	2,365	2,455	2,412	2,360	2,343	16,347	28,282
Consolidated	1,148	1,811	1,883	2,033	1,966	3,849	12,689

Financing and Loans  Payable

Debts are guaranteed by the Federal Government and/or by Eletrobras and subject to charges, which averaged along 2015 at 6.32% per annum (5.20% per annum in 2014) with the following debt profile:

	Parent Company				Consolidated
	06.30.2015		06.30.2014		06.30.2015		06.30.2014
	Balance in R$ million	%	Balance in R$ million	%	Balance in R$ million	%	Balance in R$ million	%
Local Currency
USD	9,811	34%	8,252	32%	9,821	23%	8,261	21%
USD with Libor	2,868	10%	2,892	11%	3,255	07%	3,223	08%
EURO	205	01%	191	01%	205	0%	222	01%
YEN	168	01%	172	01%	194	0%	172	0%
Others	-	0%	-	0%	01	0%	01	0%
Subtotal	13,052	45%	11,507	44%	13,476	31%	11,878	30%

Foreign Currency
CDI	6,516	23%	4,511	17%	11,141	26%	9,598	24%
IPCA	-	0%	-	0%	805	02%	-	0%
TJLP	-	0%	-	0%	2,952	07%	5,827	15%
SELIC	2,442	08%	2,580	10%	2,669	06%	2,830	07%
Others	-	0%	-	0%	4,890	11%	1,793	05%
Subtotal	8,957	31%	7,092	27%	22,457	52%	20,049	51%

Non indexed	6,900	24%	7,422	29%	7,663	18%	7,613	19%

TOTAL	28,910	100%	26,020	100%	43,596	100%	39,539	100%

The long-term loans and financing, shall mature as follows:

							R$ million
	2016	2017	2018	2019	2020	Beyond 2020	Total
Parent Company	1,123	3,323	2,362	4,799	1,625	12,641	25,873
Consolidated	1,783	4,873	4,710	5,962	2,534	18,227	38,089

Ratings

Agency	Rating National/Perspective	Latest Report
Moody’s Issuer Rating	Ba1 (Negative)	May 21st, 2015
S&P LT Local Currency	BBB+ (Negative)	December 30th , 2015
S&P LT Foreign Currency	BBB- (Negative)	December 30th , 2015
Fitch LT Local Currency Issuer	BB (Stable)	January 22nd, 2015
Fitch LT Foreign Currency Issuer	BB (Stable)	January 22nd , 2015

ORGANIZATION CHART OF ELETROBRAS

Investments

R$ Million

NATURE OF THE INVESTMENTS	Budgeted		Accomplished (%)
	2015	2Q15	1Q15	1H15	(%)
Generation	8,285	1,160	1,121	2,281	27.53%
Corporate Expansion	4,428	374	357	731	16.51%
Expansion of SPEs	3,077	725	721	1,446	47.01%
Maintenance	780	61	43	103	13.25%
Transmission	3,982	621	423	1,044	26.21%
Corporate Expansion	2,785	295	256	551	19.78%
Expansion of SPEs	480	257	110	368	76.54%
Maintenance	716	68	57	125	17.46%
Distribution	1,422	140	105	245	17.23%
Corporate Expansion	1,216	99	77	175	14.43%
Maintenance	206	41	29	70	33.74%
Others (Research, Infrastructure and Environmental Quality)	802	48	44	91	11.40%
Total	14,491	1,968	1,693	3,661	25.26%

Share Capital

Structure

As of June 30, 2015 the social capital of Eletrobras had the following composition:

Shareholders	Common		Pref. Class “A”		Pref. Class “B”		Total
	1,087,050,297%		146,920%		265,436,883		1,352,634,100
Federal Government	554,395,652	51.0%			1,544	0.0%	554,397,196	41.0%
BNDESpar	141,757,951	13.0%			18,691,102	7.0%	160,449,053	11.9%
BNDES	74,545,264	6.9%			18,262,671	6.9%	92,807,935	6.9%
FND	45,621,589	4.2%			-	0.0%	45,621,589	3.4%
CEF	8,701,564	0.8%			-	0.0%	8,701,564	0.6%
FGHAB	1,000,000	0.1%			-	0.0%	1,000,000	0.1%
FGI	-	-			8,750,000	3.3%	8,750,000	0.6%
Others	261,028,277	24.0%	146,920	100.00%	219,731,566	82.8%	480,906,763	35.6%

Share performance analysis

Shares

Eletrobras Common Shares – ELET3

During the 2Q15 Eletrobras’ common shares (ELET3) increased their value by 2.1%, closing at R$ 5.88. The maximum price achieved by those shares was R$ 8.66 on May 6th, and the lowest price registered was R$ 4.90 on June 30th. The quotations related are ex-dividend values. The average volume of shares traded daily throughout the second quarter was of 3.2 million shares, equivalent  to financial amount of R$ 21.9 million.

Eletrobras Preferred Shares – ELET6

During the 2Q15 Eletrobras’ preferred shares (ELET6) increased their value by 25.9%, closing at R$ 8.47. The maximum price achieved by those shares was R$ 10.6 on May 6th, and the lowest price registered was R$ 7.22, on April 1st. The quotations related are ex-dividend values. The average volume of shares traded daily throughout the second quarter was of 1.7 million shares, equivalent to financial amount of R$ 15.7 million.

Shares Trading Performance at the BM&FBOVESPA

ADR Programs

EBR – Eletrobras Common Shares

During the 2Q15, the Eletrobras common shares ADRs increased  their value by 3.9%, closing at US$ 1.88. They recorded a maximum price of U$ 2.82 on May 6th, and the lowest price registered was on June 26th, when the price reached US$ 1.86 considering ex-dividend values. The average volume of shares traded daily thoughout the second quarter was of 1.04 million shares. The balance of ADRs representing such shares at the end of the second quarter was of 88.3 million.

EBR - B– Eletrobras Preferred Shares

During the 2Q15, the Eletrobras preferred shares increased their value by 28.1%, closing at US$ 2.69. They recorded a maximum price of US$ 3.39 on May 6th. The lowest price registered was US$ 1.96 on April 1st, considering ex-dividend values. The average volume of shares traded daily throughout the second quarter was of 0.21 million shares. The balance of ADRs representing such shares at the end of the second quarter was of 24.7 million.

Latibex (Latin American Stock Market at Madrid Stock Exchange)

XELTO - Eletrobras Common Shares

During the 2Q15 the common shares listed on Latibex program increased their value by 6.9% closing at € 1.71. They recorded a maximum price of € 2.58 on May 7th, and the lowest price registered was € 1.68 on April 1st, considering ex-dividend values. The average volume of shares traded daily throughout the quarter was of 11.4 thousand shares.

XELTB - Eletrobras Preferred Shares

During the 2Q15 the preferred shares listed on Latibex program increased their value by 22.4%, ending the quarter valued at € 2.46. They recorded a maximum price of € 3.11 on May 6th. The lowest price registered was € 2.01 on April 1st, considering ex-dividend values. The average volume of shares traded daily throughout the quarter was of 7.5 thousand shares.

Foreign Currency Exchange Rate

Number of Employees

Parent Company

Working time in the Company (years)	2Q15	1Q15	2014
Until 5	299	298	455
6 to 10	308	292	276
11 to 15	184	184	79
16 to 20	21	37	23
21 to 25	53	103	111
beyond 25	151	113	99
Total	1,016	1,027	1,043

By Region

State	Number of employees
	2Q15	1Q15
Rio de Janeiro	966	978
São Paulo	-	-
Paraná	-	-
Rio Grande do Sul	-	-
Brasília	50	49
Total	1,016	1,027

Outsourced Employees

2Q15
-

Turnover Index (Holding)

2Q15
0.60%

Partnerships – Parent Company

Generation

SPE	Type of Plant	Investment R$ million	Installed Capacity MW	Assured Energy MW Medium	Generated Energy MWh
					1Q15	2Q15
Norte Energia AS (Belo Monte)	Hydro	29,375.00 Fully built 25,885 April/10 value	11,233.1	4,571.0	-	-
Eólica Mangue Seco 2 Geradora e Comercializadora de Energia Elétrica S.A.(*)	Wind	109.3	26.0	26.0	15,535	16,087
Rouar SA	Wind	US$ 101.7MM	65.1	65.1	9,921.6	41,790.3

Enterprise	Stake (%)	Location (Estate)	Start of Construction	Start of Operation	End of Operation
Belo Monte / Norte Energia	15.0	PA	Jun/2011	Nov/2015	Aug/2045
Eólica Mangue Seco 2 Geradora e Comercializadora de Energia Elétrica S.A.	49.0	RN	May/2010	Sep/2011	Jun/2045
Rouar SA	50	Colonia -Uruguai	Set/13	Oct/2015	20 years*

* There is no concession contract. Period provided for both the PPA such as the use of agreement.

Transmission

Enterprise /SPE	Object (from - To)	Stake (%)	Investment (R$ million)	Lines Extension (Km)	Voltage (kV)	Start of Operation	End of Concession
Eletric Interconnection / Uruguai (corporate)	TL 230 kV TL 525 kV	Eletrobras -60.4 Eletrosul -39.6	128.00	2 km in 230 kV and 60 em 525 kV	230 525	Oct/2015	-

*Eletrobras holds 60% and Eletrosul holds 40% of the enterprise

Enterprise /SPE	Object	Investment (R$ million)*	Transformation Capacity (MVA)	Location	Start of Operation	End of Concession
Eletric Interconnection Brasil / Uruguai (corporate)	SS Candiota -525/230 kV	-	672 MVA +1 R 224 MVA	RS	Oct/2015	-

*SE associated to TL.

Risks related to compliance with laws and regulations

1.1 Lava Jato

As it has been widely noticed in the media, in 2014 the so-called “Lava Jato Operation” started to investigate, according to public information, the existence of an alleged corruption scheme involving Brazilian companies mainly responsible for constructions in the infrastructuresector in Brazil.

Due to news published on the press regarding the companies that also provide services to 2 (two) specific purpose entities (“SPEs”) Norte Energia S.A. (UHE Belo Monte) and Energia Sustentável do Brasil SA. (Usina HE Jirau), in which Eletrobrasholds a minority equityinterest, as well as to the subsidiaryEletrobras Termonuclear S.A. – Eletronuclear (“Eletronuclear”) (UTN Angra 3), in March 20153 (three) corrective commissions were opened with the purpose of verifying the hiring process of contractors by the aforementioned companies. The commissions’works in Jirau arestill underway and have not been finalized yet. The commissions’ works in Belo Monte and Angra 3 have been concluded and, considering the scope and the limitations of the investigation, found no traces of damages to the Company. However, both commissions’ reportsdidnot rule out the possibility of identifying in the future possible points, with the deepening of the investigations and the use of the expertise and other tools not available to internal commissions, being noteworthy to mention that the independent investigation hired, mentioned below, will deepen this exam.

On April 25, 2015 the press released the plea bargain that would have been given by the former president of the construction company Camargo Correa, within the Lava Jato Operation,to the effect that at the time of the hiring of the construction consortium by Eletrobras Termonuclear S.A – Eletronuclear (“Eletronuclear”), for the eletromechanical assembly of the nuclear power plant Angra 3, he would have heard that negotiations were made regarding the payment of alleged bribes to Eletronuclear employees - amongst them the then CEO of Eletronuclear, Mr. Othon Luiz Pinheiro da Silva, and that, by an agreement with Eletronuclear,there would be an agreement so that certain construction companies would come out as winners in the relatedpublic procurement process.

Despite the fact that in April 2015 the internal investigation commissions still have notfinalized the works,Eletrobras’ Board of Directors approved in April 29, 2015, the adoption of additional measures for the hiring of a specialized company to perform an investigation, aiming towards guaranteeing the transparency and independence of the fact checking works, in accordance to Brazilian and North-American laws. On the same day, the then CEO of Eletronuclear, Mr.Othon Luiz Pinheiro da Silva, requested a leave of absence, justifying that his leaving would guarantee the independence and transparency of the investigations to be made, having made himself at disposal to provide any clarificationsthat could be necessary.

In light of that,Eletronuclear’s Board of Directors, on april 29, 2015,assigned its Operations Director, Mr. Pedro José Diniz Figueiredo, as interim CEO.

As determined by Eletrobras’s Board of Directors in June 11, 2015, Eletrobras hired the international law firm Hogan Lovells, specialized in corporate investigations, to evaluate the existence of irregularities in breach of the U.S.Foreign Corrupt Practices Act 1977, the Brazilian AnticorruptionLaw no.12.846/2013 and the Eletrobras Companies Ethics Code, in businesses in which the Eletrobras companies have a corporate or minority equity interest, through SPEs.

Alongside the abovementioned measures, in March 2015 the Company requested the authorities in charge of the abovementioned investigations to clarify whether (i) there were any proofs or information within the Lava Jato Operation that may affect the Eletrobras companies and its projects and, (ii) if so, that the Company had access to such documents.

In light of Eletrobras’ request, the Brazilian Federal Police statedin March26, 2015, that the Operation Lava Jato investigations were held secret and that there were no specific judicial authorization for the sharing of information with the Company or to grant access to the relevant police records.

Considering the release of additionalnews regarding the construction of UTN Angra 3 mentioning extracts of alleged confidential depositions granted as part of OperationLava Jato, the Company reinforced its request to the Federal Police to be granted access to the documents that would have been made availiable to the press. Considering the repeated denial of the Federal Police, on June 17, 2015,Eletrobras filed a precautionary measure for the release of documents against the Federal Prosecutor’s Office and the Federal Police, requesting access to all plea bargaining mentioning the Eletrobras companies and its executives (“Precautionary Measure”).

With the progress of the investigations and the disclosure of parts of the plea bargaining of the former CEO of Camargo Correa, Mr. Dalton dos Santos Avancini, in the last week of June 2015, the press published the alleged involvement ofthe Director of EletrobrasEletronorte, Mr.AdhemarPalocci, in the payment of briberiesin the construction of the Belo Monte power plant.

In addition, on July 11, 2015, the media published pieces of the plea bargaining of UTC’s owner, Mr. Ricardo Pessoa, involving Eletrobrasdirector Mr.Valter Luiz Cardeal in the bribery payments within the ANGRAMON consortium contract with Eletronuclear for the eletromechanical assembly of the Angra 3 nuclear power plant.

On July 28, 2015, during the 16th phase of Lava Jato Operation, the then CEO of Eletrobras Eletronuclear was arrested by the Federal Police, resigning from its position on August 5, 2015. Also on July 28, 2015, federal authorities were present in Eletrobras Eletronuclear and made seizure of certain electronic and physical information.

On July 31, 2015, Mr. AdhemarPalocci and Mr. Valter Luiz Cardeal requested a leave of absence from their positions as Directors of Eletronorte and Eletrobras, respectively, in order to make investigations easier. Later, on August5, 2015,Mr. Valter Luiz Cardeal requested a leave from his position in the Board of Directors of the companies CGTEE, Amazonas GT and Eletrosul.

In order to guarantee the transparency and independence of the investigations required by the Eletrobras Board of Directors, on July 31, 2015, the Board itself approved the creation of an Independent Committee for the Management of the Investigation that will supervise the ongoing investigation worksfrom Hogan Lovells. For such committee, the Board approved the appointment of Dr. Ellen Gracie Northfleet and Dr. Durval José Soledade Santos, former minister of the Federal Supreme Court and former director of the Brazilian Securities and Exchange Commission, respectively,and the internal procedures for their hiring is currently underway.

On August 1, 2015, the press announced the leniency agreement entered into by and between the Brazilian Administrative Council of Economic Defense (CADE) and Construtora Camargo Corrêato denounce anticompetitive conducts in the electromechanical assembly works for the Angra 3 power plant. Companiesthatwerepartofthemisconductsincluded: Construtora Andrade Gutierrez S.A., Construtora Norberto Odebrecht S.A., Construtora Queiroz Galvão S.A., Construções e Comércio Camargo Corrêa S.A., Empresa Brasileira de Engenharia S.A, Techint Engenharia e Construções S.A and UTC Engenharia S.A.

On August 7, 2015,Eletrobras petitioned on the abovementioned Precautionary Measure reaffirming its request to be granted access to the information contained in Operation Lava Jatoinvestigations relating to itself or its subsidiaries.

In so far as the abovementionedinvestigative works by an independent expert evolve and produce enough information and data for the Company to assess, according to the laws of Brazil and the United States, the possible impacts of new facts over the Financial Statements, if any, will be recorded and/or disclosed. As actions related to the investigation are still ongoing, it was not possible to identify and reflect on these Interim Financial Statements possible impacts, if any, related to this subject, on the Company’s Interim Financial Statement as of and for the six month period ended June 30, 2015.

In relation to the Angra 3 project,whose construction is in progress, as disclosed in the explanatory note 19, the Company recognizes a loss due to impairmentuntil June 30, 2015, amounting to R$1,090,343, according to CPC 01/IAS 36 - Impairment of Assets.

BALANCE SHEET

values in R$ thousand

Assets	Parent Company		Consolidated
	06.30.15	12.31.14	06.30.15	12.31.14
Current
Cash and cash equivalent	262,334	88,194	1,310,085	1,407,078
Restricted cash	842,328	1,743,525	842,328	1,743,525
Marketable Securities	2,909,825	421,817	7,011,131	3,730,345
Clients	301,784	399,133	4,527,083	4,427,216
Financial assets-concessions and Itaipu	2,207,301	2,387,622	3,245,116	3,437,521
Financing and loans	5,434,818	5,228,931	2,578,458	2,696,021
Fuel consumption account - CCC	422,817	521,964	422,817	521,964
Remuneration of equity interests	901,802	677,544	233,560	289,574
Taxes to retrieve	253,966	591,217	666,934	900,431
Income tax and Social contribution	1,116,878	374,504	1,532,777	762,726
Right to compensation	-	-	2,949,886	3,673,639
Stored material	619	798	629,702	512,614
Stock of nuclear fuel	-	-	340,319	340,319
Compensations - Law 12,783/2013	-	-	2,434,310	3,738,295
Derivative financial instruments	-	-	80,740	124,635
Others	552,470	377,540	2,321,191	2,245,290
Total current assets	15,206,942	12,812,789	31,126,437	30,551,193

Non-Current
LONG-TERM ASSETS
Right to reimbursements	-	-	7,715,530	6,129,423
Financing and loans	28,282,148	27,327,950	12,689,006	11,988,543
Clients	149,853	174,324	1,798,617	1,743,504
Marketable Securities	211,288	204,665	214,582	224,734
Stock of nuclear fuel	-	-	614,887	661,489
Taxes to retrieve	-	-	2,574,888	2,538,131
Income tax and Social contribution	1,464,148	1,464,148	2,387,925	2,467,631
Linked deposits	1,694,120	1,558,624	4,121,813	3,808,155
Fuel consumption account - CCC	-	3,944	-	3,944
Financial assets-concessions and Itaipu	3,096,257	2,948,729	30,342,879	28,969,262
Derivative financial instruments	-	-	82,877	135,276
Advances for future Capital increase	252,134	175,636	1,419,895	1,140,633
Shareholdings	1,182,597	-	-	-
FUNAC Reimbursements	-	-	540,403	595,445
Others	516,430	859,843	1,015,015	1,070,214
	36,848,975	34,717,863	65,518,317	61,476,384
Investments	47,773,340	48,599,387	21,021,309	20,070,517
Property, Plant And Equipment	138,516	127,623	32,069,507	31,168,232
Intangible	-	9,714	1,160,758	1,365,371
Total non-current assets	84,760,831	83,454,587	119,769,891	114,080,504
Total Assets	99,967,773	96,267,376	150,896,328	144,631,697

Liabilities and Shareholders' Equity	Parent Company		Consolidated
	06.30.15	12.31.14	06.30.15	12.31.14
Current
Financing and loans	3,036,209	2,759,514	5,507,651	4,931,531
Debentures	-	-	359,207	325,732
Financial liabilities	-	-	-	-
Compulsory loan	61,313	50,215	61,313	50,215
Suppliers	359,589	548,589	9,193,038	7,489,134
Advance to customers	448,597	448,759	503,429	501,572
Taxes to be collected	31,743	58,736	1,173,991	1,168,168
Income tax and Social contribution	133,821	-	443,218	18,138
Fuel consumption account - CCC	163,812	301,471	163,812	301,471
Remuneration to shareholders	45,816	61,995	54,622	64,402
National Treasury credits	-	-	-	-
Estimated obligations	108,706	96,107	1,243,812	1,174,679
Obligations of compensation	636,622	655,158	686,970	702,728
Post-employment benefits	4,752	10,856	151,221	258,898
Provisions for contingencies	307,769	-	344,844	32,082
Sector Charges	-	-	1,150,999	930,297
Leasing	-	-	130,122	74,507
Concessions to pay-use of public goods	-	-	3,081	3,645
Derivative financial instruments	24,416	24,706	25,087	26,573
Others	54,001	118,365	1,091,212	1,230,236
Total current liabilities	5,417,166	5,134,471	22,287,629	19,284,008

Non-Current Liabilities
Financing and loans	25,873,455	23,260,512	38,088,603	34,607,594
Suppliers	-	-	-	-
National Treasury credits	-	-	10,134,396	10,047,367
Debentures	-	-	397,652	434,191
Advance to customers	-	-	688,437	718,451
Compulsory loan	459,702	469,459	459,702	469,459
Obligation for demobilization of assets	-	-	1,357,738	1,314,480
Operational provisions	1,148,188	1,100,499	1,148,188	1,100,499
Fuel consumption account - CCC	487,010	474,770	487,010	474,770
Provisions for contingencies	4,264,923	4,829,381	8,841,095	8,950,364
Post-employment benefits	466,626	448,407	2,139,001	2,001,268
Provision for unfunded liabilities in subsidiaries	4,047,475	2,794,236	114,342	97,449
Onerous contracts	-	-	974,802	1,130,201
Obligations of compensation	-	-	2,635,500	2,529,893
Leasing	-	-	1,160,252	1,252,154
Concessions to pay-use of public goods	-	-	61,446	59,815
Advances for future capital increase	205,112	193,606	205,112	193,606
Derivative financial instruments	-	-	59,528	70,336
Sector Charges	-	-	617,719	609,721
Taxes to be collected	-	-	781,901	837,551
Income tax and Social contribution	363,049	291,878	609,388	569,380
Others	802,587	730,606	1,099,378	1,030,640
Total non-current liabilities	38,118,127	34,593,354	72,061,190	68,499,189

Shareholders ' Equity
Social Capital	31,305,331	31,305,331	31,305,331	31,305,331
Capital reserves	26,048,342	26,048,342	26,048,342	26,048,342
Profit reserves	2,233,017	2,259,039	2,233,017	2,259,039
Equity valuation adjustments	39,221	42,947	39,221	42,947
Additional Dividend Proposed	-	-	-	-
Accumulated profits	-77,347	-	-77,347	-
Other comprehensive results accumulated	-3,116,084	-3,116,108	-3,116,084	-3,116,108
Participation of non-controlling shareholders	-	-	115,029	308,949
Total shareholders ' equity	56,432,480	56,539,551	56,547,509	56,848,500
Total liabilities and shareholders ' equity	99,967,773	96,267,376	150,896,328	144,631,697
Total liabilities and shareholders’ equity	101.648.650	96.267.376	152.427.122	144.631.697

Statement of Income

values in R$ thousand

	Parent Company		Consolidated
	06.30.15	12.31.14	06.30.15	12.31.14
Net Operating Income	1,618,362	1,462,898	16,825,743	13,875,302
Operating Costs
Energy purchased for resale	-1,394,881	-1,478,868	-6,253,719	-3,690,075
Charges on use of electric network	-	-	-872,477	-768,231
Construction	-	-	-1,163,082	-1,143,084
Fuel for electric power production	-	-	-935,329	-707,289
Gross results	-1,394,881	-1,478,868	-9,224,607	-6,308,679

Operating expenses
Personnel, Material and Services	-236,040	-253,666	-4,077,312	-3,834,906
Remuneration and compensation	-	-	-206,189	-231,316
Depreciation	-2,646	-3,179	-697,496	-684,070
Amortization	-	-	-228,129	-96,519
Donations and contributions	-81,598	-84,635	-102,775	-113,324
Operational provisions	-1,733,370	-963,968	-1,228,444	424,496
Staff Adjustment Plan	-	-	-	-359,212
Others	-368,020	-708,428	-1,105,453	-1,434,059
	-2,421,674	-2,013,876	-7,645,798	-6,328,910
Operating income before financial result	-2,198,193	-2,029,846	-44,662	1,237,713
Financial Result
Financial Revenues
Revenue from Interest, commissions and fees	1,406,945	1,089,346	573,989	548,711
Revenue from financial investments	217,906	224,584	438,528	550,999
Moratorium increase on electricity	126,216	19,301	276,982	128,259
Assets monetary adjustments	593,380	391,873	1,000,309	525,163
Assets exchange adjustments	4,354,159	1,250,464	4,485,825	1,284,346
Compensation of remuneration - Law 12.783/13	-	-	865,089	371,469
Regulatory assets adjustments	-	-	81,461	-
Gain on financial instruments - derivatives	-	-	12,004	47,485
Other financial revenues	63,703	73,710	548,522	181,222
Financial Expenses
Debt charges	-1,130,479	-669,543	-2,250,780	-1,072,820
Leasing charges	-	-	-137,661	-134,605
Shareholders ' resource charges	-13,065	-44,818	-18,999	-60,438
Liabilities monetary adjustments	-9,570	-5,189	-713,696	-330,054
Liabilities exchange adjustments passivas	-3,830,451	-1,459,707	-4,243,499	-1,507,255
Regulatory liabilities adjustments	-	-	-43,981	-
Losses on financial instruments - derivatives	-	-	-96,294	-
Other financial expenses	-100,293	-35,932	-448,063	-485,016
	1,678,451	834,089	329,736	47,466
Income before equity participation	-519,742	-1,195,757	285,074	1,285,179
Result of Partnerships	624,679	2,120,831	35,562	128,644
Operating Result before Taxes	104,937	925,074	320,636	1,413,823
Income tax and social contribution - current	-133,821	-	-492,159	-202,726
Income tax and social contribution - defered	-73,979	-	-118,912	-274,341
Net income (loss) for the period	-102,863	925,074	-290,435	936,756
Portion allocated to Controlling shareholders	-102,863	925,074	-102,863	925,074
Portion allocated to non-controlling shareholders	-	-	-187,572	11,682
Net profit per share (R$)	-0.08	0.68	-0.08	0.68

Cash Flow

values in R$ thousand

	Parent Company		Consolidated
	06.30.15	12.31.14	06.30.15	12.31.14
Operational Activities
Income before income tax and social contribution	104,937	925,074	320,636	1,413,823
Adjustments to reconcile profit with cash generated by operations:
Depreciation and amortization	2,646	3,179	925,625	780,589
Monetary/ foreign currency exchange rate variations net	-781,913	-289,889	-815,509	-539,663
Financial charges	-408,865	-579,192	199,355	482,764
Income from financial assets	-	-	-408,828	-252,158
Equity result	-624,679	-2,120,831	-35,562	-128,644
Provision (reversal) for unfunded liabilities	1,253,239	1,020,165	-	-
Provision (reversal) for doubtful accounts	7,796	-50,845	260,297	-28,736
Provision (reversal) for contingencies	597,097	110,003	1,131,943	210,115
Provision (reversal) for reduction of asset to recovery value	-	-	-	-
Provision (reversal) for onerous contracts	-	-	-155,399	-825,715
Provision (reversal) for staff adjustment plan	-	-	-	359,212
Provision (reversal) for investments loss	47,689	-284,404	47,689	-270,594
Provision (reversal) for financial assets loss	-	-	-	210,128
Provision (reversal) for losses on fixed asset	-	-	-	-
Provision (reversal) for environmental compensation	-	-	-	-
Charges over Global Reversion Reserve	132,398	159,390	132,398	159,390
Adjustments to present value/market value	-10,233	100,454	32,250	141,978
Minority interest in the result	-	-	284,200	-17,700
Charges on shareholders resources	13,065	44,818	18,999	60,438
Financial instruments-derivatives	-	-	84,290	-47,485
Others	-54,121	210,333	-79,558	152,295
	174,119	-1,676,819	1,622,190	446,214
(Increase)/decrease in operating assets
Accounts receivable	-	-	-276,800	156,702
Securities	-2,278,559	-624,192	-3,054,562	-987,015
Right to reimbursement	-	-	-1,009,007	-2,977,083
Stored Matetrials	179	16	-117,088	-51,166
Stock of nuclear fuel	-	-	46,602	47,044
Financial assets - public service concessions	225,095	811,670	225,095	811,670
Others	312,138	-28,679	674,738	-577,837
	-1,741,147	158,815	-3,511,022	-3,577,685
Increase/(decrease) in operating liabilities
Suppliers	18,677	54,885	2,524,499	3,325,549
Advance to customers	-	-	-27,995	-26,310
Leasing	-	-	-36,287	16,624
Estimated obligations	12,599	37,588	-118,210	24,647
Obligations of compensation	-	-	108,385	384,156
Sector charges	-	-	228,700	55,085
Others	33,168	-107,952	384,480	-258,763
	64,444	-15,479	3,063,572	3,520,988

Cash from operating activities	-1,397,647	-608,409	1,495,376	1,803,340

Payment of financial charges	-817,798	-314,885	-1,464,889	-689,410
Payment of fees on global reversion reserve	-370,532	-112,766	-370,532	-112,766
Annual permitted revenue receipts (financial asset)	-	-	482,462	340,646
Receiving compensation of financial asset	-	-	2,169,074	743,361
Receipt of financial charges	991,993	947,066	583,262	542,423
Payment of income tax and social contribution	-142,294	-138,649	-418,357	-260,572
Receiving remuneration of equity in shareholdings	50,835	505,611	133,803	117,070
Payment of pension fundings	-6,104	-	-104,252	-46,932
Payment of lawful contingencies	-433,931	-	-510,159	-30,681
Judicial deposits	-46,569	-297,969	-118,481	-414,035

Net cash from operating activities	-2,172,047	-20,001	1,877,307	1,992,444

Financing activities

Long term Loans and financing obtained	2,179,372	31,886	3,127,770	1,656,267
Payment of loans and financing-principal	-1,075,112	-854,511	-1,861,448	-1,107,050
Payment of remuneration to shareholders	-19,633	-808,952	-22,376	-809,794
Payment of refinanced taxes and contributions-principal	-	-	-49,028	-49,029
Compulsory loan and global reversion reserve	-	-	-	-
Others	-	-	-34,940	-
Net cash from financing activities	1,084,627	-1,631,577	1,159,978	-309,606
Investment activities
Granting of loans and financing	-380,323	-979,810	-5,573	-39,955
Receiving of loans and financing	1,839,192	1,945,506	1,338,745	1,046,346
Acquisition of property, plant and equipment	-12,606	-82	-1,661,257	-1,005,977
Acquisition of intangible assets	-	-	-147,991	-97,329
Acquisition of concession assets	-	-	-1,470,406	-1,115,532
Acquisition/capital supply over equity shareholdings	-184,703	-134,142	-1,179,798	-1,542,610
Granting of advance for future capital increase	-	-13,794	-215,359	-535,083
Net cash flow in the subsidiary acquisition	-	-	-	-
Others	-	-	207,361	19,438
Net cash from investing activities	1,261,560	817,678	-3,134,278	-3,270,702

Increase (decrease) in cash and cash equivalents	174,140	-833,900	-96,993	-1,587,864

Cash and cash equivalents at the beginning of the period	88,194	1,303,236	1,407,078	3,597,583
Cash and cash equivalents at the end of the period	262,334	469,336	1,310,085	2,009,719
	174,140	-833,900	-96,993	-1,587,864

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.